                                                                         Ex-12.1

          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
      OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                            Mellon Bank Corporation
                            (parent Corporation)(a)

                                                                        Year ended December 31,
                                                 --------------------------------------------------------------------
(dollar amounts in thousands)                      1994           1993           1992           1991           1990
                                                 --------       --------       --------       --------       --------
1. Income before income taxes and
   equity in undistributed net
   income (loss) of subsidiaries                 $434,035       $224,869       $137,594       $145,777       $112,669 (c)

2. Fixed charges: interest expense,
   one-third of rental expense net
   of income from subleases, and
   amortization of debt issuance costs             95,193        110,739         79,709        103,001        149,446
                                                 --------       --------       --------       --------       --------

3. Income before income taxes
   and equity in undistributed
   net income (loss) of subsidiaries,
   plus fixed charges (line 1 + line 2)          $529,228       $335,608       $217,303       $248,778       $262,115
                                                 ========       ========       ========       ========       ========
4. Preferred stock dividend
   requirements (b)                              $124,260       $103,792       $ 61,197       $ 57,618       $ 58,951
                                                 ========       ========       ========       ========       ========

5. Ratio of earnings (as defined)
   to fixed charges
   (line 3 divided by line 2)                        5.56           3.03           2.73           2.42           1.75 (c)

6. Ratio of earnings (as defined)
   to combined fixed charges and
   preferred stock dividends
   [line 3 divided by
   (line 2 + line 4)]                                2.41           1.56           1.54           1.55           1.26 (c)

------------------
(a) The parent Corporation ratios include the accounts of Mellon Bank Corporation (the "Corporation") and Mellon Financial Company, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation. For purposes of computing these ratios, earnings represent parent Corporation income before taxes and equity in undistributed net income (loss) of subsidiaries, plus the fixed charges of the parent Corporation. Fixed charges represent interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, and amortization of debt issuance costs. Because the ratio excludes from earnings the equity in undistributed net income (loss) of subsidiaries, the ratio varies with the payment of dividends by such subsidiaries.

                                                                     (continued)

                                                                         Ex-12.1
                                                                     (continued)

          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
      OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                            Mellon Bank Corporation
                            (parent Corporation)(a)

(b) Preferred stock dividend requirements for all years presented represent the pretax amount required to cover preferred stock dividends. Series K Nonredeemable Preferred Stock was issued on January 25, 1993; Series J Nonredeemable Preferred Stock was issued on January 21, 1992; Series I Nonredeemable Preferred Stock was issued August 8, 1991 and Series H Nonredeemable Preferred Stock was issued March 29, 1990. Accordingly, preferred stock dividends were not accrued for these securities prior to their respective issue dates. In the first quarter of 1990, common stock was issued in exchange for approximately 83% of the outstanding shares of Series D preferred stock in order to avoid exceeding the limitation on the amount of preferred stock that could qualify as Tier I capital under the Federal Reserve Board's 1992 risk-based capital regulations. The remaining Series D preferred stock was converted to common stock in the third quarter of 1994. The Series C-1 Stated Rate Auction Preferred Stock was redeemed on July 18, 1990, the Series A Redeemable Preferred Stock was redeemed on July 19, 1991, the Series G preferred stock was redeemed on November 15, 1991, the Series C-2 State Rate Auction Preferred Stock was redeemed on November 16, 1992 and the Series B preferred stock was redeemed on December 1, 1993. Accordingly, preferred stock dividends were not accrued for these securities subsequent to their respective redemption dates. In December 1994, the Corporation announced its commitment to redeem the Series H preferred stock on March 1, 1995. Preferred stock dividends for 1994 include $16 million for the Series H redemption premium, the write-off of unamortized issuance costs and dividends accrued through the redemption date.

(c) The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 1990, exclude from earnings (as defined) the $73,562,000 gain on sale of a Chicago-based consumer finance subsidiary. Had these computations included this gain, the ratio of earnings (as defined) to fixed charges would have been 2.25 and the ratio of earnings (as defined) to combined fixed charges and preferred stock dividends would have been 1.61.